SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Third Wave Technologies, Inc.
(Name of Subject Company)
Third Wave Technologies, Inc.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
88428W 10 8
(CUSIP Number of Class of Securities)

Cindy Ahn
Vice President, Legal and General Counsel and Corporate Secretary
Third Wave Technologies, Inc.
502 South Rosa Road
Madison, Wisconsin 53719
(608) 273-8933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Richard W. Porter, P.C.
Carol Anne Huff, Esq.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601-6636
(312) 861-2000
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is the following communication:
•	Notice issued by Third Wave Technologies, Inc. to Stark Onshore Master Holding LLC.

Notice issued by Third Wave to Stark Onshore Master Holding LLC
THIRD WAVE TECHNOLOGIES, INC.
502 S. Rosa Rd
Madison, Wisconsin 53719
June 11, 2008
Via Federal Express
Stark Onshore Master Holding LLC
c/o Stark Offshore Management LLC
3600 South Lake Drive
St. Francis, WI 53235
Ladies and Gentlemen:
     As the holder of a $20,000,000 convertible senior subordinated zero-coupon promissory note dated December 20, 2006 (the “Note”), convertible into shares of Third Wave Technologies, Inc. common stock, par value $0.001 per share (such company, the “Company” and such stock, the “Common Stock”), the Company hereby informs you, in satisfaction of its requirements under Section 3(f)(vii) of the Note, that on June 8, 2008, the Company entered into a definitive merger agreement (the “Merger Agreement”) with Hologic, Inc. (“Hologic”) whereby Hologic has agreed to pay stockholders of the Company a cash purchase price of $11.25 per share of Common Stock. Hologic and the Company publicly announced the Merger Agreement on June 9, 2008.
     The Board of Directors of the Company unanimously approved the transaction in which Hologic is to acquire the Company’s Common Stock in a cash tender offer to be followed by a merger to acquire any untendered shares. The transaction is subject to customary closing conditions and antitrust review, including, but not limited to, expiration or early termination of the applicable Hart-Scott-Rodino waiting period, and the acquisition by Hologic of a majority of the Company’s shares. The transaction is expected to be completed in the third calendar quarter of 2008.
     The transactions contemplated by the Merger Agreement, including the tender offer and related subsequent merger, will result in the occurrence of a Change of Control (as defined in the Note) and shall impart to you, as a noteholder, the rights with respect thereto described in the Note.
     Please contact the Company’s General Counsel at (608) 273-8933 for further information relating to the redemption of your Note.
     The Company filed the Merger Agreement with the Securities and Exchange Commission on a Current Report on Form 8-K on June 9, 2008. The tender offer described in this notice has not yet been commenced. This notice is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s Common Stock. At the time the tender offer is commenced, Hologic and its wholly-owned subsidiary Thunder Tech Corp. intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Hologic, its wholly-owned subsidiary Thunder Tech Corp. and the Company intend to mail these documents to the stockholders of the Company on or prior to June 20, 2008. These documents will contain important information about the tender offer and you are urged to read them carefully when they become available.